Exhibit 99.2

Press Release	Media contact
Matthias Link
T +49 6172 609-2872
matthias.link@fmc-ag.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

October 30, 2022

Fresenius Medical Care revises financial outlook for full year 2022 due to delayed effects from improvements in North American Services business in challenging environment

-	Business development continues to be strongly impacted by highly uncertain macroeconomic environment driving wage and general cost inflation in all reporting segments

-	Impacts of improvements in North American Health Care Services operations delayed

-	COVID-19-related excess mortality in line with expectations

-	Important step in value-based care achieved with closing of InterWell Health merger

-	Management Team in the process of detailing broader turnaround plan

-	Revised FY 2022 targets:

o	revenue growth still expected at a low-single digit percentage rate

o	income now expected to decline in the high teens to mid-twenties percentage range

Carla Kriwet, Chief Executive Officer of Fresenius Medical Care since 1st October, said: “I am excited having started to work for this great company. From the many visits and exchanges in my first month as CEO, I can witness the tremendous dedication of our employees to our patients around the world, under difficult macroeconomic circumstances. While the FME25 new operating model and savings provide an important foundation, there is also a clear urgency to turnaround our operational performance with bold interventions. We are defining a broader turnaround plan, which will also include a culture of performance and accountability.”

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“Fresenius Medical Care continues to operate in a challenging and highly volatile macroeconomic and operational environment. As expected, inflationary developments persisted and weighed on our earnings. Open positions in our dialysis clinics were reduced but remained at an elevated level, impacting both costs and growth in Health Care Services. While it is disappointing that the execution against our North America recovery plan is delayed, we are confident that the intensified efforts will improve the performance. Against this backdrop, as a matter of caution, we revise our guidance for 2022 net income development.”, said Helen Giza, Chief Financial Officer of Fresenius Medical Care.

Key figures (IFRS, unaudited)

	Q3 2022	Q3 2021	Growth	Growth	9M 2022	9M 2021	Growth	Growth
	EUR m	EUR m	yoy	yoy, cc	EUR m	EUR m	yoy	yoy, cc
Revenue	5,096	4,441	+15%	+3%	14,401	12,972	+11%	+2%
Operating income	472	505	-7%	-17%	1,160	1,403	-17%	-24%
excl. special items[1]	470	513	-8%	-18%	1,322	1,423	-7%	-14%
Net income[2]	230	273	-16%	-24%	535	741	-28%	-34%
excl. special items[1]	231	280	-17%	-25%	660	756	-13%	-18%
Basic EPS (EUR)	0.78	0.93	-16%	-24%	1.82	2.53	-28%	-34%
excl. special items[1]	0.79	0.95	-17%	-25%	2.25	2.58	-13%	-19%

yoy = year-on-year, cc = at constant currency, EPS = earnings per share

[1]	Special items include costs related to the FME25 program, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the remeasurement effect on the fair value of the investment in Humacyte, Inc. (Humacyte investment remeasurement), the net gain related to InterWell Health and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance. These items are excluded to ensure comparability of the figures presented with the Company’s financial targets which have been defined excluding special items. For further details please see the reconciliation at the end of the Press Release.
[2]	Attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

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Key priorities

Given the operational environment and the likely headwinds for 2023, the Management Team is defining a broad turnaround plan. It will address performance issues in North American Health Care Services, the structural cost base of Health Care Products and an extended cost saving program.

Based on the Company’s new operating model, that will come to life in January 2023, Fresenius Medical Care will not only simplify its organization and significantly reduce overhead costs but rigorously optimize its portfolio in both – the future Care Delivery (Health Care Services) and Care Enablement (Health Care Products) segments. The subsequent capital allocation will focus on profitable growth businesses and improving operational leverage.

InterWell Health merger closed

With the closing of the three-way merger of Fresenius Health Partners, InterWell Health and Cricket Health, a premier value-based kidney care provider has been created in the U.S. This is an important step in the execution of Fresenius Medical Care’s strategy. The new company operates under the InterWell Health brand and will be fully consolidated by Fresenius Medical Care as the majority owner. The closing of the merger resulted in a net gain of EUR 56 million (on operating income level) in the third quarter, which is treated as a special item.

Improvements in North American Health Care Services delayed

Fresenius Medical Care continues to face an unprecedented labor market situation in the U.S., resulting in staff shortages, high turnover rates and meaningfully higher costs. This has continued to impact growth in U.S. Dialysis Services as well as in downstream assets and consequently affected operational leverage in both. Earnings effects were partially mitigated by income attributable to a consent agreement on certain pharmaceuticals in the third quarter.

The impacts of Fresenius Medical Care’s focused efforts to improve North American Health Care Services operations are delayed against the Company’s previous assumptions. Fresenius Medical Care now expects the related effects to materialize in 2023.

The challenging macroeconomic inflationary environment persists, resulting in higher logistics costs as well as raw material and energy prices. Due to this situation not easing, it is assumed to further significantly impact the earnings development, in particular in Health Care Products, for the remainder of the year.

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COVID-19-related excess mortality in line with expectations

In the third quarter, COVID-19-related excess mortality among Fresenius Medical Care’s patients amounted to approximately 1,100 (Q1 2022: ~2,400; Q2 2022: ~8003), in line with the Company’s expectations for the full year. Fresenius Medical Care carefully observes and assesses the development of infection rates in fall. Excess mortality accumulated to approximately 24,600 since the start of the pandemic.

The overall estimated adverse effect of accumulated excess mortality on organic growth in the Health Care Services business amounted to around 230 basis points in the third quarter.

Earnings impacted by higher labor costs and inflationary cost increases

Revenue increased by 15% to EUR 5,096 million (+3% at constant currency, +2% organic) in the third quarter.

Health Care Services revenue grew by 16% to EUR 4,082 million (+2% at constant currency, +2% organic). At constant currency, this was mainly driven by organic growth in EMEA, Asia-Pacific and Latin America, which was partially offset by negative organic growth in North America due to COVID-19 and capacity constraints in certain clinics.

Health Care Products revenue increased by 11% to EUR 1,014 million (+4% at constant currency, +4% organic). Constant currency growth was mainly driven by higher sales of in-center disposables and renal pharmaceuticals, partially offset by lower sales of machines for chronic treatment.

In the first nine months, revenue grew by 11% to EUR 14,401 million (+2% at constant currency, +1% organic). Health Care Services revenue increased by 12% to EUR 11,471 million (+2% at constant currency, +1% organic); Health Care Products revenue grew by 8% to EUR 2,930 million (+3% at constant currency, +3% organic).

Operating income decreased by 7% to EUR 472 million (-17% at constant currency) in the third quarter, resulting in a margin of 9.3% (Q3 2021: 11.4%). Operating income excluding special items1 decreased by 8% to EUR 470 million (-18% at constant currency), resulting in a margin of 9.2% (Q3 2021: 11.6%). At constant currency, the decline was mainly due to higher labor costs as well as inflationary and supply chain cost increases. This was partially offset by EUR 80 million (Q3 2021: EUR 0.3 million) of Provider Relief Funding from the U.S. government to compensate for certain COVID-19-related costs.

[3]	Historical excess mortality updated for late entries

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In the first nine months, operating income declined by 17% to EUR 1,160 million (-24% at constant currency), resulting in a margin of 8.1% (9M 2021: 10.8%). At constant currency, the development was supported by EUR 240 million (9M 2021: EUR 14 million) of Provider Relief Funding from the U.S. government to compensate for certain COVID-19-related costs. Excluding special items1, operating income decreased by 7% to EUR 1,322 million (-14% at constant currency), resulting in a margin of 9.2% (9M 2021: 11.0%).

Net income2 decreased by 16% to EUR 230 million (-24% at constant currency) in the third quarter. Excluding special items, net income2 declined by 17% to EUR 231 million (-25% at constant currency). Besides the above-mentioned effects on operating income, the constant currency decline was mainly due to an increase in the proportionate share of non-tax-deductible expenses compared to taxable income. Basic earnings per share (EPS) decreased by 16% to EUR 0.78 (-24% at constant currency). Excluding special items1, EPS declined by 17% to EUR 0.79 (-25% at constant currency).

In the first nine months, net income2 decreased by 28% to EUR 535 million (-34% at constant currency). Excluding special items1, net income2 declined by 13% to EUR 660 million (-18% at constant currency). EPS decreased by 28% to EUR 1.82 (-34% at constant currency). Excluding special items1, EPS declined by 13% to EUR 2.25 (-19% at constant currency).

Regional developments

In North America, revenue increased by 15% to EUR 3,556 million (-1% at constant currency, -2% organic) in the third quarter. At constant currency, this was mainly due to a decline in organic growth in the Health Care Services business, which was due to COVID-19 and capacity constraints in certain clinics, as well as in the Health Care Products business due to lower sales of machines for chronic treatment including the effects the machine shipping hold, products for acute care treatments and in-center disposables. These effects were only partially offset by contributions from acquisitions. In the first nine months, revenue grew by 12% to EUR 10,021 million (stable at constant currency, -1% organic).

Operating income in North America increased by 5% to EUR 469 million (-8% at constant currency) in the third quarter, resulting in a margin of 13.2% (Q3 2021: 14.5%). At constant currency, the decline in operating income was mainly due to higher labor costs, the impact of COVID-19, as well as inflationary and supply chain cost increases. This was partially offset by provider relief funding from the U.S. government to compensate for certain COVID-19-related costs, the net gain related to InterWell Health and income attributable to a consent agreement on certain pharmaceuticals. In the first nine months, operating income declined by 10% to EUR 1,113 million (-20% at constant currency), resulting in a margin of 11.1% (9M 2021: 13.9%).

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Revenue in the EMEA region increased by 7% to EUR 720 million in the third quarter (+8% at constant currency, +8% organic). At constant currency, this was mainly due to organic growth in Health Care Services and Health Care Products, both including the effects of hyperinflation in Turkiye. Organic growth in Health Care Products was also driven by higher sales of in-center disposables and renal pharmaceuticals, partially offset by lower sales of acute cardiopulmonary products. In the first nine months, revenue grew by 4% to EUR 2,121 million (+6% at constant currency, +6% organic).

Operating income in EMEA decreased by 40% to EUR 48 million (-41% at constant currency) in the third quarter, resulting in a margin of 6.6% (Q3 2021: 11.7%). At constant currency, the decline in operating income was mainly due to inflationary operational cost increases, costs associated with the FME25 program, and lower income from certain equity method investees. In the first nine months, operating income declined by 27% to EUR 169 million (-26% at constant currency), resulting in a margin of 8.0% (9M 2021: 11.4%).

In Asia-Pacific, revenue increased by 13% to EUR 565 million (+7% at constant currency, +7% organic) in the third quarter. At constant currency, this was mainly driven by organic growth in the Health Care Products business, which was primarily due to higher sales of in-center disposables, products for acute care treatments and machines for chronic treatment. In the first nine months, revenue increased by 9% to EUR 1,588 million (+4% at constant currency, +4% organic).

Operating income decreased by 1% to EUR 85 million (-2% at constant currency) in the third quarter, resulting in a margin of 15.1% (Q3 2021: 17.2%). At constant currency, the decline in operating income was mainly due to inflationary cost increases and higher bad debt expenses, almost offset by favorable foreign currency transaction effects and growth in certain business lines. In the first nine months, operating income was stable and amounted to EUR 255 million (-1% at constant currency), resulting in a margin of 16.1% (9M 2021: 17.5%).

Latin America revenue increased by 36% to EUR 243 million (+36% at constant currency, +37% organic) in the third quarter, mainly driven by organic growth in the Health Care Services business, as well as higher sales of machines for chronic treatment and in-center disposables. In the first nine months, revenue grew by 25% to EUR 633 million (+23% at constant currency, +24% organic).

Operating income increased to EUR 11 million in the third quarter, resulting in a margin of 4.5% (Q3 2021: 2.4%). At constant currency, the increase in operating income was mainly due to income from investments in debt securities, favorable foreign currency transaction effects and lower bad debt expense, partially offset by inflationary cost increases. In the first nine months, operating income grew by 17% to EUR 16 million (-6% at constant currency), resulting in a margin of 2.5% (9M 2021: 2.7%).

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Cash flow development

In the third quarter, Fresenius Medical Care generated EUR 658 million of operating cash flow (Q3 2021: EUR 692 million), resulting in a margin of 12.9% (Q3 2021: 15.6%). The decrease was mainly due to lower net income. In the first nine months, operating cash flow amounted to EUR 1,568 million (9M 2021: EUR 1,820 million), resulting in a margin of 10.9% (9M 2021: 14.0%).

Free cash flow4 amounted to EUR 501 million (Q3 2021: EUR 511 million) in the third quarter, resulting in a margin of 9.8% (Q3 2021: 11.5%). In the first nine months, free cash flow amounted to EUR 1,082 million (9M 2021: EUR 1,259 million), resulting in a margin of 7.5% (9M 2021: 9.7%).

Patients, clinics and employees

As of September 30, 2022, Fresenius Medical Care treated 344,593 patients in 4,153 dialysis clinics worldwide and had 122,758 employees (full-time equivalents) globally, compared to 123,528 employees as of September 30, 2021.

FME25 Savings generation on track

The target range of EUR 40-70 million set for 2022 as part of the FME25 transformation program has been reached with savings of EUR 54 million in the first nine months of the year. Fresenius Medical Care will continue to look for opportunities to extend FME25 initiatives to support the turnaround plan.

Outlook

Based on the delayed impacts of improvements in North American Health Care Services operations, the continuously challenging and uncertain macroeconomic environment, and the results for the third quarter, which had a more pronounced support by one-time effects, Fresenius Medical Care, as a matter of caution, extends its 2022 guidance range for net income decline from a high-teens to a high-teens to mid-twenties percentage range. The Company confirms its target for revenue to grow at a low single digit percentage rate in full year 2022.

[4]	Net cash provided by / used in operating activities, after capital expenditures, before acquisitions, investments, and dividends

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Revenue and net income guidance are both on a constant currency basis and excluding special items.5

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the third quarter 2022 on October 31, at 3:30 p.m. CET / 10:30 a.m. EDT. Details will be available in the “Investors” section of the Company’s website. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF files for a complete overview of the results of the third quarter and first nine months of 2022. Our 6-K disclosure provides more details.

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,153 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 345,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with its core business, the Renal Care Continuum, the Company focuses on expanding in complementary areas and in the field of critical care. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Implementation of measures as presented herein may be subject to information and consultation procedures with works councils and other employee representative bodies, as per local laws and practice. Consultation procedures may lead to changes on proposed measures.

[5]	These targets are based on the 2021 results excluding the costs related to FME25 of EUR 49 million (for Net Income). They are in constant currency and exclude special items. Special items include further costs related to FME25, the impact of the war in Ukraine, the impact of hyperinflation in Turkiye, the Humacyte investment remeasurement, the net gain related to InterWell Health and other effects that are unusual in nature and have not been foreseeable or not foreseeable in size or impact at the time of giving guidance.

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FRESENIUS MEDICAL CARE

Reconciliation of non-IFRS financial measures to the most directly comparable IFRS financial measures for comparability with the Company´s outlook in € million, unaudited

	Three months ended September 30, 2022	Three months ended September 30, 2021	Nine months ended September 30, 2022	Nine months ended September 30, 2021
Operating performance excl. special items				
These items are excluded to ensure comparability of the figures presented with the Company's financial targets which have been defined excluding special items.				
Revenue	**5,096**	**4,441**	**14,401**	**12,972**
Operating income	**472**	**505**	**1,160**	**1,403**
FME25 Program	53	8	109	20
Net Gain Related to InterWell Health[1]	(56)		(56)	
Humacyte Investment Remeasurement	1		79	
Ukraine War[2]	0		24	
Hyperinflation in Turkiye	0		6	
Operating income excl. special items	470	513	1,322	1,423
Net income[3]	**230**	**273**	**535**	**741**
FME25 Program	38	7	78	15
Net Gain Related to InterWell Health[1]	(38)		(38)	
Humacyte Investment Remeasurement	1		58	
Ukraine War[2]	0		21	
Hyperinflation in Turkiye	0		6	
Net income[3] excl. special items	231	280	660	756

[1] Remeasurement gain of the investment, prior to the transaction, in InterWell Health LLC, the impairment of certain long-lived assets belonging to Acumen Physician Solutions, LLC which was transferred to InterWell Health as part of the transaction and certain transaction-related costs.
[2] Bad debt expense in Russia and Ukraine and accruals for certain risks associated with allowances on inventories related to the Ukraine War.
[3] Attributable to shareholders of FMC AG & Co. KGaA

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